Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Revenues and Other Income
Gross revenues (note 3)	19 009	12 749	34 431	26 079
Less: royalties	(1 513)	(758)	(2 454)	(1 765)
Other income (loss) (note 4)	38	(97)	220	33
	17 534	11 894	32 197	24 347
Expenses
Purchases of crude oil and products	6 379	5 101	11 597	9 401
Operating, selling and general	3 419	3 163	7 197	6 460
Transportation and distribution	567	489	1 130	937
Depreciation, depletion and amortization	1 714	1 709	3 445	3 372
Exploration	17	4	153	126
Loss on disposal of assets	—	—	(13)	—
Financing expenses (income) (note 6)	459	(6)	883	327
	12 555	10 460	24 392	20 623
Earnings before Income Taxes	4 979	1 434	7 805	3 724

Income Tax Expense (Recovery)
Current	1 318	412	2 095	1 060
Deferred	(71)	(112)	(122)	(159)
	1 247	300	1 973	901
Net Earnings	3 732	1 134	5 832	2 823

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	24	(159)	81	(180)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes	357	209	430	244
Other Comprehensive Income	381	50	511	64

Total Comprehensive Income	4 113	1 184	6 343	2 887

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	3.17	0.93	4.93	2.29
Cash dividends	0.60	0.57	1.20	1.14

See accompanying notes to the condensed interim consolidated financial statements.

40 2026 Second Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	June 30	December 31
($ millions)	2026	2025
Assets
Current assets
Cash and cash equivalents	5 372	3 650
Accounts receivable	6 411	5 087
Inventories	6 452	5 121
Income taxes receivable	382	371
Total current assets	18 617	14 229
Property, plant and equipment, net	68 397	68 428
Exploration and evaluation	1 742	1 742
Other assets	2 593	1 977
Goodwill and other intangible assets	3 334	3 455
Deferred income taxes	65	82
Total assets	94 748	89 913

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt (note 6)	656	973
Current portion of long-term lease liabilities	725	638
Accounts payable and accrued liabilities	8 787	7 523
Current portion of provisions	1 003	1 056
Income taxes payable	87	20
Total current liabilities	11 258	10 210
Long-term debt (note 9)	9 197	9 014
Long-term lease liabilities	4 102	3 879
Other long-term liabilities	1 522	1 416
Provisions	12 338	12 108
Deferred income taxes	8 168	8 162
Equity	48 163	45 124
Total liabilities and shareholders’ equity	94 748	89 913

See accompanying notes to the condensed interim consolidated financial statements.

2026 Second Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operating Activities
Net Earnings	3 732	1 134	5 832	2 823
Adjustments for:
Depreciation, depletion and amortization	1 714	1 709	3 445	3 372
Deferred income tax recovery	(71)	(112)	(122)	(159)
Accretion (note 6)	153	144	306	287
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	132	(461)	271	(475)
Change in fair value of financial instruments and trading inventory	(231)	187	(42)	130
Loss on disposal of assets	—	—	(13)	—
Share-based compensation	(60)	6	(180)	(297)
Settlement of decommissioning and restoration liabilities	(132)	(112)	(290)	(206)
Other	92	194	152	259
Decrease (increase) in non-cash working capital	326	230	(1 269)	(659)
Cash flow provided by operating activities	5 655	2 919	8 090	5 075
Investing Activities
Capital expenditures	(1 349)	(1 708)	(2 466)	(2 853)
Proceeds from disposal of assets	14	—	27	—
Other investments and acquisitions	1	(1)	(6)	(7)
Decrease (increase) in non-cash working capital	30	39	(61)	(65)
Cash flow used in investing activities	(1 304)	(1 670)	(2 506)	(2 925)
Financing Activities
Repayment of long-term debt (note 6)	(378)	—	(378)	—
Lease liability payments	(178)	(175)	(354)	(355)
Issuance of common shares under share option plans	30	12	99	87
Repurchase of common shares(1) (note 8)	(1 050)	(750)	(1 875)	(1 548)
Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)
Dividends paid on common shares	(706)	(697)	(1 418)	(1 402)
Cash flow used in financing activities	(2 286)	(1 614)	(3 934)	(3 226)
Increase (Decrease) in Cash and Cash Equivalents	2 065	(365)	1 650	(1 076)
Effect of foreign exchange on cash and cash equivalents	36	(139)	72	(139)
Cash and cash equivalents at beginning of period	3 271	2 773	3 650	3 484
Cash and Cash Equivalents at End of Period	5 372	2 269	5 372	2 269
Supplementary Cash Flow Information
Interest paid	283	293	442	441
Income taxes paid	1 458	393	1 958	997

(1)	Prior year six months ended June 30, 2025, includes $48 million of taxes paid on 2024 share repurchases.

See accompanying notes to the condensed interim consolidated financial statements.

42 2026 Second Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	2 823	2 823	—
Foreign currency translation adjustment	—	—	(180)	—	(180)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $77	—	—	—	244	244	—
Total comprehensive income	—	—	(180)	3 067	2 887	—
Issued under share option plans	101	(14)	—	—	87	2 145
Repurchase of common shares for cancellation(1) (note 8)	(488)	—	—	(1 040)	(1 528)	(28 593)
Change in liability for share repurchase commitment	4	—	—	11	15	—
Share-based compensation	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 402)	(1 402)	—
At June 30, 2025	20 738	513	1 021	22 308	44 580	1 217 884
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520
Net earnings	—	—	—	5 832	5 832	—
Foreign currency translation adjustment	—	—	81	—	81	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $135	—	—	—	430	430	—
Total comprehensive income	—	—	81	6 262	6 343	—
Issued under share option plans	121	(22)	—	—	99	2 400
Repurchase of common shares for cancellation(1) (note 8)	(397)	—	—	(1 512)	(1 909)	(23 090)
Change in liability for share repurchase commitment (note 8)	—	—	—	(81)	(81)	—
Share-based compensation (note 5)	—	5	—	—	5	—
Dividends paid on common shares	—	—	—	(1 418)	(1 418)	—
At June 30, 2026	20 126	485	1 080	26 472	48 163	1 172 830

(1)	Includes $34 million of taxes on share repurchases for the six months ended June 30, 2026 (June 30, 2025 – $28 million).

See accompanying notes to the condensed interim consolidated financial statements.

2026 Second Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the company’s audited consolidated financial statements as at and for the year ended December 31, 2025. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2025.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

(f) Adoption of New IFRS Standards

The IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures that are effective January 1, 2026, with early adoption permitted. There was no impact to the interim consolidated financial statements as a result of the initial application.

(g) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s interim consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retrospectively with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

44 2026 Second Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	6 051	4 806	1 147	665	11 811	7 278	—	—	19 009	12 749
Intersegment revenues	2 992	1 634	—	—	79	32	(3 071)	(1 666)	—	—
Less: Royalties	(1 222)	(596)	(291)	(162)	—	—	—	—	(1 513)	(758)
Operating revenues, net of royalties	7 821	5 844	856	503	11 890	7 310	(3 071)	(1 666)	17 496	11 991
Other (loss) income	(61)	(58)	(12)	9	58	18	53	(66)	38	(97)
	7 760	5 786	844	512	11 948	7 328	(3 018)	(1 732)	17 534	11 894
Expenses
Purchases of crude oil and products	762	813	—	—	8 719	5 969	(3 102)	(1 681)	6 379	5 101
Operating, selling and general	2 558	2 356	144	125	591	578	126	104	3 419	3 163
Transportation and distribution	295	335	46	36	235	127	(9)	(9)	567	489
Depreciation, depletion and amortization	1 241	1 248	167	167	275	260	31	34	1 714	1 709
Exploration	17	3	—	1	—	—	—	—	17	4
Loss (gain) on disposal of assets	5	—	—	—	(2)	—	(3)	—	—	—
Financing expenses (income)	191	187	22	18	30	17	216	(228)	459	(6)
	5 069	4 942	379	347	9 848	6 951	(2 741)	(1 780)	12 555	10 460
Earnings (Loss) before Income Taxes	2 691	844	465	165	2 100	377	(277)	48	4 979	1 434
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 318	412
Deferred	—	—	—	—	—	—	—	—	(71)	(112)
	—	—	—	—	—	—	—	—	1 247	300
Net Earnings	—	—	—	—	—	—	—	—	3 732	1 134
Capital Expenditures	914	1 109	126	229	300	362	9	8	1 349	1 708

2026 Second Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	11 386	9 796	2 108	1 394	20 937	14 889	—	—	34 431	26 079
Intersegment revenues	5 171	3 785	—	—	82	49	(5 253)	(3 834)	—	—
Less: Royalties	(1 934)	(1 411)	(520)	(354)	—	—	—	—	(2 454)	(1 765)
Operating revenues, net of royalties	14 623	12 170	1 588	1 040	21 019	14 938	(5 253)	(3 834)	31 977	24 314
Other income (loss)	118	40	24	14	(28)	6	106	(27)	220	33
	14 741	12 210	1 612	1 054	20 991	14 944	(5 147)	(3 861)	32 197	24 347
Expenses
Purchases of crude oil and products	1 613	1 422	—	—	14 975	11 891	(4 991)	(3 912)	11 597	9 401
Operating, selling and general	5 270	4 748	277	245	1 264	1 187	386	280	7 197	6 460
Transportation and distribution	638	631	101	58	409	266	(18)	(18)	1 130	937
Depreciation, depletion and amortization	2 476	2 447	342	338	551	517	76	70	3 445	3 372
Exploration	151	71	2	55	—	—	—	—	153	126
Loss (gain) on disposal of assets	5	—	—	—	(8)	—	(10)	—	(13)	—
Financing expenses (income)	381	372	43	35	50	34	409	(114)	883	327
	10 534	9 691	765	731	17 241	13 895	(4 148)	(3 694)	24 392	20 623
Earnings (Loss) before Income Taxes	4 207	2 519	847	323	3 750	1 049	(999)	(167)	7 805	3 724
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	2 095	1 060
Deferred	—	—	—	—	—	—	—	—	(122)	(159)
	—	—	—	—	—	—	—	—	1 973	901
Net Earnings	—	—	—	—	—	—	—	—	5 832	2 823
Capital Expenditures	1 660	1 858	254	438	532	542	20	15	2 466	2 853

46 2026 Second Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended June 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	6 492	—	6 492	3 722	—	3 722
Bitumen	2 551	—	2 551	2 718	—	2 718
	9 043	—	9 043	6 440	—	6 440
Exploration and Production
Crude oil and natural gas liquids	1 019	128	1 147	545	120	665
	1 019	128	1 147	545	120	665
Refining and Marketing
Gasoline	4 692	—	4 692	3 286	—	3 286
Distillate(1)	5 828	493	6 321	3 429	11	3 440
Other	877	—	877	584	—	584
	11 397	493	11 890	7 299	11	7 310
Corporate and Eliminations
	(3 071)	—	(3 071)	(1 666)	—	(1 666)
Total Revenue from Contracts with Customers	18 388	621	19 009	12 618	131	12 749

Six months ended June 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	11 369	—	11 369	8 578	—	8 578
Bitumen	5 188	—	5 188	5 003	—	5 003
	16 557	—	16 557	13 581	—	13 581
Exploration and Production
Crude oil and natural gas liquids	1 737	371	2 108	1 015	379	1 394
	1 737	371	2 108	1 015	379	1 394
Refining and Marketing
Gasoline	8 156	—	8 156	6 534	—	6 534
Distillate(1)	10 687	639	11 326	7 099	88	7 187
Other	1 537	—	1 537	1 217	—	1 217
	20 380	639	21 019	14 850	88	14 938
Corporate and Eliminations
	(5 253)	—	(5 253)	(3 834)	—	(3 834)
Total Revenue from Contracts with Customers	33 421	1 010	34 431	25 612	467	26 079

(1)	International revenues for comparative period were previously reported under North America.

2026 Second Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other Income

Other income (loss) consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Risk management and energy trading	(75)	(42)	37	27
Investment and interest income(1)	95	(62)	169	(6)
Insurance proceeds and other	18	7	14	12
	38	(97)	220	33

(1)	The three and six months ended June 30, 2025, includes a $95 million write-down of an equity investment within the Corporate segment and a $41 million write-down of an equity investment within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Equity-settled plans	3	3	5	7
Cash-settled plans	(44)	17	274	158
	(41)	20	279	165

48 2026 Second Quarter Suncor Energy Inc.

6. Financing Expenses

Financing expenses (income) consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Interest on debt	155	151	314	299
Interest on lease liabilities	73	65	142	138
Capitalized interest	(39)	(59)	(80)	(117)
Interest expense	189	157	376	320
Interest on partnership liability	11	11	22	23
Interest on pension and other post-retirement benefits	(4)	—	(9)	(1)
Accretion	153	144	306	287
Foreign exchange loss (gain) on U.S. dollar denominated debt and leases	132	(461)	271	(475)
Operational foreign exchange and other	(22)	143	(83)	173
	459	(6)	883	327

During the second quarter of 2026, the company fully repaid its US$275 million 7.875% Debentures upon maturity in June 2026.

7. Earnings Per Common Share

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Net earnings	3 732	1 134	5 832	2 823

(millions of common shares)
Weighted average number of common shares	1 179	1 225	1 184	1 232
Dilutive securities:
Effect of share options	—	1	—	1
Weighted average number of diluted common shares	1 179	1 226	1 184	1 233

(dollars per common share)
Basic and diluted earnings per share	3.17	0.93	4.93	2.29

2026 Second Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

8. Share Repurchases

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)
Shares repurchased	12 018	14 993	23 090	28 593
Amounts charged to:
Share capital	207	256	397	488
Retained earnings	843	494	1 478	1 012
Share repurchase cost before tax	1 050	750	1 875	1 500
Retained earnings - share buyback tax payable	20	15	34	28
Share repurchase cost	1 070	765	1 909	1 528

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	June 30	December 31
($ millions)	2026	2025
Amounts charged to:
Share capital	90	90
Retained earnings	310	229
Liability for share purchase commitment	400	319

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivative assets (liabilities) are as follows:

($ millions)	Total
Fair value outstanding assets at December 31, 2025	193
Changes in fair value recognized in earnings during the period - (loss)	(163)
Contracts realized during the period	293
Fair value outstanding assets at June 30, 2026	323

50 2026 Second Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2026, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2026:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	380	211	—	591
Accounts payable	(123)	(145)	—	(268)
	257	66	—	323

During the second quarter of 2026, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At June 30, 2026, the carrying value of fixed-term debt accounted for under amortized cost was $9.9 billion (December 31, 2025 – $10.0 billion) and the fair value was $9.7 billion (December 31, 2025 – $9.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

2026 Second Quarter Suncor Energy Inc. 51